Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2015 (the "Form 40-F") of Timmins Gold Corp., I, **Stephen Taylor. P.E.** of **Picacho Associates, LLC**, hereby consent to the use of my name and **Picacho Associates. LLC**'s name in connection with the references to the mineral reserve and resource estimates for the **Caballo Blanco** and to the technical report entitled **Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico** dated **May 7, 2012** (collectively, the "Technical Information") and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

Picacho Associates, LLC,

S. Taylor

Signature of Qualified Person

Stephen Taylor, P.E.

Name of Qualified Person

Principal

Title of Qualified Person

March 30th, 2016